UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File number 1-1000
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTON CORPORATION 401(k) PLAN
B. Name of issuer of the securitied held pursuant to the plan and the address of its principle exective office:
SPARTON CORPORATION
2400 East Ganson Street
Jackson, Michigan 49464-0302

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
Report of Independent Registered Public Accounting Firm
To the Retirement Committee
Sparton Corporation 401(k) Plan
Jackson, Michigan
We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the “Plan”) as of June 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 8, the Astro Instrumentation , Inc. 401(k) Plan was transferred into the Plan in July 2007.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets (Held at End of Year) as of June 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP BDO Seidman, LLP
Grand Rapids, Michigan
December 22, 2008.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
Statements of Net Assets Available for Benefits

June 30:	2008	2007
Investments, at fair value (Notes 2 and 3)
Money market fund	$4,794	$10,133
Mutual funds	10,578,818	8,604,622
Common/collective trust	6,280,020	6,757,077
Company common stock (Note 4)	1,363,171	2,841,550
Participant loans	666,220	508,145

Total investments	18,893,023	18,721,527

Cash	2	24

Net Assets Available for Benefits	$18,893,025	$18,721,551

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
Statements of Changes in Net Assets Available for Benefits

Year ended June 30:	2008	2007
Additions
Investment income:
Interest income from money market fund	$151	$493
Dividend income from mutual funds and bonds	857,173	344,502
Interest income from participant loans	50,097	35,888
Net appreciation (depreciation) in fair value of investments (Note 3)	(3,017,220)	847,742

Total investment income (loss)	(2,109,799)	1,228,625

Contributions:
Participant	2,395,411	2,129,044
Employer	769,207	703,286
Rollovers	115,802	26,814

Total contributions	3,280,420	2,859,144

Total Additions	1,170,621	4,087,769

Deductions
Benefits paid directly to participants	2,202,989	2,914,613
Deemed distributions	25,201	59,777
Corrective distributions	522	3,987
Administrative expenses	44,704	39,636

Total Deductions	2,273,416	3,018,013

Net (decrease) increase	(1,102,795)	1,069,756

Transfer of assets (Note 8)	1,274,269	—

Net Assets Available for Benefits, beginning of year	18,721,551	17,651,795

Net Assets Available for Benefits, end of year	$18,893,025	$18,721,551

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
Notes to Financial Statements
1.	Plan Description

The following description of Sparton Corporation 401(k) Plan (the“Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan includes all eligible employees of Sparton Corporation and its wholly owned subsidiaries, Sparton Electronics Florida, Inc., Sparton Technology Inc., Spartronics, Inc., and Sparton Medical Systems, Inc. (referred to as the Company). It is a defined contribution plan covering employees of the Company who have attained the age of 20 and have completed at least six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees automatically defer 2% of their compensation, unless they elect a contrary salary reduction or not to participate. Participants may contribute up to 100% of their compensation, subject to certain limitations. The Company provides matching cash contributions of 50% of the amounts contributed by each participant up to 6% of their compensation. The Company may contribute to the Plan discretionary contributions in the form of matching contributions, profit sharing contributions or qualified nonelective contributions(QNECs).

Participant Accounts

Each participant account is credited with the participant’s and the Company’s contributions, as well as an allocation of Plan earnings or losses. Investment earnings and losses are credited to each participant’s account on a daily basis based upon the performance of the funds in that participant’s account. Participants direct the investment of their contributions into various investment funds offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust, and common stock as investment options for participants. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Participant Loans

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, excluding Company stock. The loans are secured by the balance in the participant’s account and bear interest rates that range from 5.00% to 9.25%, which were commensurate with local prevailing rates at the time that they were originated. Loans must be repaid within five years with the exception of loans for a primary residence, which must be repaid within 15 years. Principal and interest are paid ratably through regular payroll deductions.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based upon years of credited service, becoming 100% vested after five years of credited service.

Payment of Benefits

In the event of normal, early, or disability retirement of a participant, termination of employment or in the event of death, the participant or beneficiary can elect to receive a lump sum payment equal to their vested account balance or maintain their account in the Plan on a tax deferred basis, if the vested account balance exceeds $5,000, until the participant reaches age 70 1/2.

If a participant elects to receive a distribution of their vested account balance upon termination of employment for any reason other than retirement, death or termination of the Plan, the participant will receive a lump sum payment. Under certain hardship conditions, a participant may be allowed to withdraw all or a portion of their contributions.

Forfeitures

Forfeitures consist of the nonvested portions of terminated participants accounts. If a participant was subsequently rehired prior to five one-year consecutive breaks in service, forfeitures may be reinstated to the participant’s account. Forfeitures are held by the Plan and become available immediately to pay administrative fees related to the Plan. Forfeitures used to pay Plan expenses were $21,937 and $18,034 for the plan years ended June 30, 2008 and 2007, respectively. The unused forfeiture balance amounted to $4,794 and $10,133 at June 30, 2008 and 2007, respectively.

Administrative Fees

The Company pays certain administrative costs of the Plan, that are not covered by forfeitures, associated with any professional services provided to the Plan, and the cost of communications to the participants. Administrative expenses recorded in the Plan represent trustee fees and record keeping fees paid directly from the Plan to the Plan’s trustee. Loan fees are deducted directly from the participants’ accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of changes in net assets available for benefits.
Concentration of Investments
Included in investments at June 30, 2008 and 2007, are shares of the Company’s common stock amounting to $1,363,171 and $2,841,550, respectively. This investment represents 7% and 15% of total investments at June 30, 2008 and 2007, respectively. A participant’s total investment in Sparton common stock is subject to a 20% limitation of the total value of the participant’s account. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition
Plan assets invested in mutual funds and Company common stock are stated at aggregate fair value based upon quoted market prices. Participant loans are stated at their outstanding balances, which approximates their fair value.
The Plan holds shares of a common/collective trust (CCT) that has investments in fully benefit-responsive investment contracts. CCTs with underlying investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan’s investment in the Sun Trust Stable Asset Fund is stated at contract value, which represents net contributions plus interest at the contract rate and approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.
Payment of Benefits
Benefits are recorded when paid.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
3.	Investments

Investments representing five percent or more of net assets available for benefits are as follows:

June 30:	2008	2007
Common / collective trust
SunTrust Stable Asset Fund	$6,280,020	$6,757,077

Mutual funds
Dreyfus Premier New Leaders Fund	1,044,654	1,056,948
Vanguard 500 Index Signal	1,193,030	*
Vanguard 500 Index Fund	*	1,300,202
Putnam International Equity Fund	1,397,065	1,632,142
T. Rowe Price Mid-Cap Value Fund	1,118,821	1,071,864
T. Rowe Price Retirement 2040 Fund	1,810,785	*
T. Rowe Price Retirement 2010 Fund	982,222	*
T. Rowe Price Retirement 2030 Fund	857,286	*

Common stock
Sparton Corporation Common Stock	1,363,171	2,841,550

*	Below 5% of net assets available for benefits.
The Plan’s investments (including investments purchased, sold and held during year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year ended June 30:	2008	2007
Common/collective trust	$255,970	$326,168
Mutual funds	(2,167,812)	862,252
Company common stock	(1,105,378)	(340,678)

	$(3,017,220)	$847,742

4.	Non-participant Directed Investment

Prior to July 1, 2007, employer contributions were directed to the investment of Company common stock, which investment could not be redirected. No employee contributions could be invested in such shares. Effective July 1, 2007, with respect to employer matching contributions the Company allowed employer stock diversification of up to 33% in 2007, up to 66% in 2008, and 100% diversification in 2009. Participants who are age 55 or older with three years of credited service may diversify up to 100% of their matching contributions. At the election of the participant, both employee and employer contributions may be invested in any of the available investment options under the Plan, which election options now include the Company’s common stock. However, an employee’s total investment in Common stock is subject to a 20% limitation of the total value of the employee’s fund balance.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
Information about the net assets and the significant components of changes in net assets related to the non-participant directed investments for fiscal 2007 is as follows:

June 30:	2007
Company common stock	$2,841,550

Year ended June 30:	2007
Company contributions	$703,286
Net appreciation (depreciation) in fair value of Company common stock	(340,678)
Redemptions	(334,000)

Net Change In Non-Participant Directed Investment	$28,608

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Company contribution account.

6.	Income Tax Status

The Internal Revenue Service has determined in a letter dated December 4, 2003 that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, including amendments made to comply with recent law changes. However, the Plan Administrator and trustee believe that the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the IRC.

7.	Related Party Transactions

The Plan invests in certain investments managed by SunTrust Bank, the trustee, and as such, these investments are considered party-in-interest transactions. Fees paid to SunTrust totaled $44,704 and $39,636 for the years ended June 30, 2008 and 2007, respectively.

8.	Plan Transfer

During the year ended June 30, 2007, employees of Sparton Medical Systems, Inc. (formerly Astro Instrumentation, Inc.), the Company’s wholly owned subsidiary acquired in May 2006, were not eligible to participate in the Plan. However, as of July 1, 2007, the Plan was amended so that employees of Sparton Medical Systems, Inc. became eligible to participate in the Plan. As a result, total assets of $1,274,269 from the Astro Instrumentation, Inc. 401(k) Plan were transferred into the Plan in July 2007.

9.	Subsequent Event

Subsequent to year-end, the credit and liquidity crisis in the United States and throughout the global financial system triggered significant events and substantial volatility in world financial markets and the banking system that have had a significant negative impact on foreign and domestic financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since June 30, 2008. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-1054690
June 30, 2008	Plan Number: 002

		Description of Investment,
		Including Maturity Date,
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,
	Lessor or Similar Party	Par or Maturity Value	Cost		Current Value
(a)	(b)	(c)	(d)		(e)

	Money market fund
*	STI Classic Print Quality Money Market Fund	4,794 shares	*	*	$4,794

	Common/collective trust
*	SunTrust Stable Asset Fund	156,907 shares	*	*	6,280,020

	Mutual funds
	Putnam International Equity Fund	56,607 shares	*	*	1,397,065
	Vanguard 500 Index Signal	12,258 shares	*	*	1,193,030
	T. Rowe Price Mid-Cap Value Fund	55,033 shares	*	*	1,118,821
	Dreyfus Premier New Leaders Fund	29,485 shares	*	*	1,044,654
	Goldman Sachs Large Cap Value	57,350 shares	*	*	738,666
	MFS Massachusetts Investors Growth Fund	35,627 shares	*	*	495,217
	MFS Research Bond Fund	51,879 shares	*	*	499,591
	T. Rowe Price Retirement 2010 Fund	65,394 shares	*	*	982,222
	T. Rowe Price Retirement 2020 Fund	112,262 shares	*	*	1,810,785
	T. Rowe Price Retirement 2030 Fund	50,075 shares	*	*	857,286
	T. Rowe Price Retirement 2040 Fund	25,638 shares	*	*	441,481

	Total mutual funds				10,578,818

*	Sparton Corporation common stock	324,564 shares	*	*	1,363,171

*	Participant loans	Interest rates (5.00% to 9.25%)
		with various maturity dates			666,220

	Total Investments				$18,893,023

*	A party-in-interest as defined by ERISA

**	The cost of participant-directed investments is not required to be disclosed

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2008 and 2007
     SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION 401(k) PLAN

/s/ RICHARD L. LANGLEY

Richard L. Langley, President, on behalf of the
Plan Administrative Committee, the Plan’s Named
Administrator and Fiduciary

December 22, 2008